UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)

Usio, Inc.

----------------------------

(Name of Issuer)

Common Stock

----------------------------------------

(Title of Class of Securities)

70438S202

--------------

(CUSIP Number)

Katherine Ayers

c/o Usio, Inc.

3611 Paesanos Parkway, Suite 300

San Antonio, Texas 78231

-----------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 5, 2023

-----------------------------------------------------

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP No.	70438S202	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON
Katherine Ayers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See "Explanatory Note")
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,733,225
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOTIVE POWER
1,733,225
	10	SHARED DISPOTIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,733,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.59%
14	TYPE OF REPORTING PERSON
IN

Explanatory Note: The Reporting Person, Katherine Ayers, is the widow of Michael R. Long, the former Chairman of the Board and a Founder of Usio, Inc (the "Issuer"). Mr. Long passed away on September 7, 2022. Upon Mr. Long's passing, Ms. Ayers inherited all of the shares of Common Stock beneficially owned by Mr. Long. The Reporting Person is filing this Amendment to disclose certain stock sales from October 4, 2023 to October 17, 2023.

Item 1: Security and Issuer

(a)	Name of Issuer: Usio, Inc.

(b)	Address of Issuer's Principal Executive Offices:

3611 Paesanos Parkway, Suite 300
San Antonio, Texas 78231

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 70438S202

Item 2: Identity and Background

(a)	Name of Issuer: Usio, Inc.

(b)	Address of Principal Business Office: The address of the principal business of the Reporting Person is c/o Usio, Inc. 3611 Paesanos Parkway, Suite 300, San Antonio, Texas 78231

(c)	The Reporting Person is a private investor

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is an individual who is a citizen of the United States

Item 3: Source and Amount of Funds or Other Consideration

Ms. Ayers is the widow of Michael R. Long, the former Chairman of the Board of Directors and a Founder of Usio, Inc. Ms. Ayers inherited the Shares upon Mr. Long's passing on September 7, 2022.

Item 4: Purpose of Transaction

Upon Mr. Long's death, on September 7, 2022, Ms. Ayers acquired a total of 1,901,873 shares beneficially owned by Mr. Long.

The Reporting person hold the Shares covered by this Schedule 13D for investment purposes. The Reporting Person my purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person's continuing assessment of the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer's Common Stock, conditions in the securities markets, the Reporting Person's individual financial position and general economic and industry conditions, as well as other investment opportunities, and may in the future take such actions with respect to her investment in the Shares as she deems appropriate in light of the circumstances existing from time to time. The Reporting Person may also discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of item 4 of the Schedule 13D.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of Securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5: Interest in Securities of the Issuer

Pursuant to Rule 13d-3(a), at the close of business on November 29, 2023, Ms. Ayers is the beneficial owner of 1,733,225 shares of the Common Stock of the issuer, which constitutes approximately 6.59% of the 26,307,286 shares of Common Stock of the Issuer outstanding on November 6, 2023, according to the Issuer's Quarterly Report on Form 10-Q filed on November 8, 2023 (the "Outstanding Shares"). The Reporting Persons has the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of the Common Stock of the Issuer.

The Reporting Person named herein is the beneficial owner of all 1,733,225 shares of the Common Stock of the Issuer.

During the last 60 days, Ms. Ayers has sold shares of the Stock in open market transaction on Nasdaq as follows:

Number of Shares	Date of Sale	Price per Share ($)
7,065	October 4, 2023	$2.06
2,777	October 4, 2023	$2.05
1,999	October 4, 2023	$2.10
1,100	October 4, 2023	$2.07
1,035	October 4, 2023	$2.09
899	October 4, 2023	$2.11
800	October 4, 2023	$2.07
4,573	October 5, 2023	$2.05
2,650	October 5, 2023	$2.05
5,891	October 11, 2023	$2.15
40	October 11, 2023	$2.16
13,967	October 17, 2023	$2.15
102	October 17, 2023	$2.16

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

Item 7: Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2023

/s/ Katherine Ayers

____________________________

By: Katherine Ayers